Schedule 99.1

Joint Filing Agreement

This will confirm the agreement by the undersigned that the Schedule 13D to which this Joint Filing Agreement is attached is, and any amendments thereto filed by any of the undersigned will be, filed on behalf of each of the undersigned pursuant to and in accordance with Rule 13d-1(k), under the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: March 23, 2020

[Signature Page Follows]

CANADA PENSION PLAN INVESTMENT BOARD

By	/s/ Patrice Walch-Watson
	Name:	Patrice Walch-Watson
	Title:	Senior Managing Director, General Counsel & Corporate Secretary

CPP Investment Board PMI-2 Inc.

By	/s/ Ryan Barry
	Name:	Ryan Barry
	Title:	Director and Secretary

[Signature Page to Joint Filing Agreement]